One & one Green Technologies. INC

No. 45 Diliman1 San Rafael Bulacan

Bulacan, Philippines, 3008

January 21, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Donald Field

Re:	One & one Green Technologies. INC
Amended Draft Registration Statement No.1
Submitted November 12, 2024
CIK No. 0002034723

Ladies and Gentlemen:

We are in receipt of the comment letter dated December 5, 2024 regarding One & one Green Technologies. INC (the “Company”, “One & one Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). A Registration Statement on Form F-1 (the “F-1”) is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 5 and reissue in part. Please refer to the tenth paragraph and your revised cash flow disclosure. Please provide a cross-reference to the consolidated financial statements.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have provided the cross-reference to the consolidated financial statements in the tenth paragraph.

Our Corporate Structure and History, page 4

2.	We note your response to comment 11. Please revise your chart to identify the person or entity that owns the Cayman Island entities. In this regard, please revise to identify the person or entity that owns the equity in One and one International Limited.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the chart to identify Sunbeam Limited, a British Virgin Islands company as the 100% owner of equity in One and one International Limited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Period Ended June 30, 2024 and 2023

Operating Expenses, page 37

3.	We note your response to prior comment 21 and issue a follow up comment. Please quantify and disclose the business reasons for the material decrease in selling and marketing expenses, and the material increase in general and administrative expenses for the six months period ended June 30, 2024 compared to the six month period ended June 30, 2023. Discuss in more detail why modifications were needed to your “new production site due to the weather” and if you expect your expenses to continue to be unfavorably impacted for the remainder of 2024 due to these conditions. Refer to Item 5.A of Form 20-F as referenced from Item 4.a of Form F-1.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have quantified and disclosed the business reason for the material decrease in selling and marketing expenses, and the material increase in general and administrative expenses for the six months period ended June 30, 2024 compared to the six month period ended June 30, 2023 on page 38. We have also disclosed in more detail the reason for the need of modifications to Company’s “new production site due to the weather.” on page 38. There was not additional unfavorable impact for the remainder of 2024 due to these reasons. At this stage, we do not anticipate additional significant repair and maintenance expenses for the first half of 2025 as we have strengthened the walls and stabilized the roads to mitigate the potential risk of adverse weather conditions.

Description of Share Capital, page 74

4.	We note your written response to comment 22 and your related new risk factor on page 20. However, it does not appear that you have revised your Description of Share Capital disclosure. Please disclose here the nature of your disparate voting rights, including the number of votes per share to which each class of common stock is entitled.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have disclosed that Ms. Yan, through One and one International Limited, will beneficially own approximately 70.9% of the total voting power and will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

Noted to Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Note 4. Accounts receivable, net, page F-33

5.	Please disclose the reasons for the increase in accounts receivable, net from $2.65 million at December 31, 2023 to $10.125 million at June 30, 2024. Also, explain why there was no increase in your allowance for credit losses at June 30, 2024 based on the material increase in accounts receivable.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have disclosed the reasons for the increase in accounts receivable, net from $2.65 million at December 31, 2023 to $10.125 million at June 30, 2024. In addition, regarding the allowance for credit losses, as of June 30, 2024, the Company’s accounts receivable aging analysis showed that all outstanding balances were within three months, with more than 90% of the accounts receivable balance being less than one month old. Under the Company’s application of the CECL (Current Expected Credit Loss) methodology, which utilizes a roll rate-based model incorporating historical collection patterns, aging of receivables, current economic conditions, and reasonable forecasts, the expected credit losses as of June 30, 2024, were assessed to be immaterial. The Company provides customers with a 180-day credit period, and historical collection records indicate that all receivables have been collected within this period. As of the preliminary figures for the third quarter of 2024, more than $8 million has been collected gradually. The receivables portfolio is of high quality, with a short-aging profile and consistent collection trends from previous periods, supporting this conclusion. Therefore, the provision for credit losses was not material to the financial statement and no figure was left on the face of the balance sheet.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Caifen Yan
Name:	Caifen Yan
Title:	Chief Executive Officer